UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZTO Express (Cayman) Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Xiangliang Hu
2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 37,260,712 ordinary shares. See Item 4.
	7	Sole Dispositive Power 122,700 ordinary shares. See Item 4.
	8	Shared Dispositive Power 37,260,712 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,383,412 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Zto Hxl Holding Limited
2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 37,260,712 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 37,260,712 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,260,712 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: ZTO Express (Cayman) Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Building One, No. 1685 Huazhi Road Qingpu District, Shanghai, 201708 People’s Republic of China

Item 2(a).	Name of Person Filing: Xiangliang Hu Zto Hxl Holding Limited
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Xiangliang Hu

Building One, No. 1685 Huazhi Road

Qingpu District, Shanghai, 201708

People’s Republic of China

Zto Hxl Holding Limited

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town

Tortola, British Virgin Islands

Item 2(c).	Citizenship: Xiangliang Hu – People’s Republic of China Zto Hxl Holding Limited – British Virgin Islands
Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value of $0.0001 per share (the “Class A Ordinary Shares”)
Item 2(e).	CUSIP No.: G9897K 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2017:

Reporting Person	Amount beneficially owned:		Percent of class:(1)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Xiangliang Hu	37,383,412	(2)	5.2%	0	37,260,712	(2)	122,700	(2)	37,260,712	(2)
Zto Hxl Holding Limited	37,260,712	(3)	5.2%	0	37,260,712	(3)	0		37,260,712	(3)

(1)   The percentage of the class of securities beneficially owned by each reporting person is based on 720,564,604 outstanding ordinary shares as a single class, being the sum of 514,464,604 Class A Ordinary Shares (excluding 10,841,836 Class A Ordinary Shares issued and reserved for the purpose of the Issuer’s employee share holding platform, all shareholder rights attaching to which shares have been waived by the holder thereof) and 206,100,000 Class B ordinary shares, par value of $0.0001 per share, of the Issuer (“Class B Ordinary Shares”) outstanding as of December 31, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)   Includes (i) 37,260,712 Class A Ordinary Shares held by Zto Hxl Holding Limited and (ii) 122,700 Class A Ordinary Shares held by Zto Es Holding Limited. Mr. Xiangliang Hu is the sole director of Zto Hxl Holding Limited. Mr. Xiangliang Hu has the power to direct the disposition of those 122,700 Class A Ordinary Shares held by Zto Es Holding Limited.

(3)   37,260,712 Class A Ordinary Shares held by Zto Hxl Holding Limited.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Xiangliang Hu	/s/ Xiangliang Hu

Zto Hxl Holding Limited	By:	/s/ Xiangliang Hu
	Name:	Xiangliang Hu
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1* — Joint Filing Agreement, dated February 14, 2017

* Previously filed